                                     Invesco Mortgage Capital Inc.
Two Peachtree Pointe
1555 Peachtree Street, N.E.
Atlanta, GA 30309
Telephone 404-479-1095
www.invescomortgagecapital.com

                                        June 8, 2012

VIA EDGAR

Mr. Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Re:         Invesco Mortgage Capital Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed February 29, 2012
File No. 1-34385

Dear Mr. Woody:

This letter sets forth the responses of Invesco Mortgage Capital Inc. (the “Company”) to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”), dated May 29, 2012, relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2011, (the “Form 10-K”) of the Company filed with the SEC on February 29, 2012.

The Company is filing, via EDGAR, this letter setting forth the Company’s responses to the Staff’s comments regarding the above filing. We have included your original questions in italics in addition to providing our responses.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Investment Activities, page 46

1.
Please refer to your correspondence dated August 5, 2011 in which you indicated that you would disclose the yield on assets acquired during the reporting period. We are unable to locate this disclosure. Please advise.

Response to Comment 1

The Company omitted the disclosure regarding the yield on assets acquired during the reporting period in the Form 10-K.  We believe solely including the yield on new assets could mislead investors since there are several factors that impact the change in yield.  These include but are not limited to changes in prepayment speeds, purchases and sales of assets during the period and changes in domestic and international market conditions. To better illustrate the change in the portfolio yields during the reporting period, the Company provided a table that shows the average balance and yield of the portfolio broken down by each asset class for the past 3 years under the Results of Operations section in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section on page 50 of the form 10-K.  We believe that the explanations for significant changes in average balances and yields provided in the Interest Income and Average Earning Asset Yield section of MD&A on page 51 of the form 10-K, read in conjunction with the tabular presentation of the average balances and yields provides investors with the necessary information to understand the change in asset yields during the reporting period.  For future filings, the Company will provide more specific explanations for the changes in asset yields in comparative periods.

2.	We note your disclosure on page 46 that 69.3% of your non-agency RMBS are comprised of re-REMIC Senior investments. We further note your disclosure in footnote (1) on page 51 that, for the three months ended December 31, 2011, the calculation of CPR for non-Agency RMBS has been adjusted for the effect of additional subordination on re-REMIC Senior investments. Please revise your disclosure in future periodic filings to briefly describe your re-REMIC Senior investments and the additional subordination of such investments.

Response to Comment 2

The Company acknowledges the Staff’s comments and will include additional information to describe our re-REMIC senior portfolio, including the amount of additional subordination on such investments, in future filings.

Results of Operations, page 49

3.
We note your disclosure of “average portfolio yields,” which appears to differ from the “average yield” that is presented in Note 3 to your financial statements. We also note footnote (2) on page 80 that average yield incorporates future prepayment and loss assumptions. Please clarify in future periodic filings whether the incorporation of future prepayment and loss assumptions in “average yield” in Note 3 solely accounts for the difference in these calculations and briefly describe these future prepayment and loss assumptions.

Response to Comment 3

The “average portfolio yields” disclosed in the Results of Operations section of MD&A on page 50 is a calculation of the actual average yield of the portfolio for the reporting period, whereas the “average yield” presented in Note 3 to the financial statements on page 80 is the calculation of the average yield of the portfolio at December 31, 2011.  This average yield is derived from assumptions about future events including prepayment speeds and estimated losses on credit assets.  In general, the differences between period-end yield and average yield for the period are due to actual results for the period differing from our future assumptions.  The Company acknowledges the Staff’s comment and will include additional disclosures in future periodic filings to clarify the difference between the “average portfolio yields” in the Results of Operations section in MD&A and the “average yield” calculation in Note 3 of the financial statements.

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Financial Statements

Notes to Consolidated Financial Statements, page 74

Note 2 – Summary of Significant Accounting Policies, page 74

Cash and Cash Equivalents, page 75

4.	Please indicate how you have classified cash collateral held by counterparties for your repurchase agreements.

Response to Comment 4

Cash collateral held by counterparties for the Company’s repurchase agreements is classified as restricted cash in our financial statements.  The Company acknowledges the Staff’s comments and will make the disclosure in the Cash and Cash Equivalents section in future filings.

Note 5 – Borrowings, page 85

Repurchase Agreements, page 85

5.
Please quantify the average quarterly balance for your repurchase agreements accounted for as collateralized borrowings for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.

Response to Comment 5

The Company provided the average balances of the repurchase agreements accounted for as collateralized borrowings for the reporting period for each of the past three years in tabular format in the Results of Operations section of MD&A on page 50 of the Form 10-K.  The Company also provided the period end balances of the repurchase agreements for the past two years in Note 5 of the financial statements on page 85.  In the quarterly reports filed on the Form 10-Q, the Company provides the average quarterly balance of the repurchase agreements for the current quarter and the comparative quarter of the prior year.  The Company believes the level of disclosure on the Form 10-K and Form 10-Q is adequate for investors.  The Company acknowledges the Staff’s comments and will provide the maximum month-end balance during the reporting period and explain any significant variances in future periodic filings.

*           *           *

If you have any questions regarding this letter, please do not hesitate to call me at (404) 439-3228.

Very truly yours,
/s/ Donald R. Ramon
Donald R. Ramon
Chief Financial Officer

cc:           Grant Thornton LLP